Exhibit 15

BRIX REIT, iNC.

Notice of STOCKholder Action By Less than Unanimous Consent

On August 6, 2020, the board of directors of BRIX REIT, Inc., a Maryland corporation (the “Company”), approved the Plan of Complete Liquidation and Dissolution (the “Plan of Liquidation”), pursuant to which the Company will sell all or substantially all of its assets and dissolve.

The Company’s stockholders holding in the aggregate 76.6% of the Company’s issued and outstanding shares of common stock (the “Shares”), representing 91.1% of votes cast, submitted written consents as of September 15, 2020 approving the Plan of Liquidation and the sale of all or substantially all of the Company’s assets and dissolution in connection therewith (the “Stockholders’ Written Consents”). The Stockholders’ Written Consents are sufficient to satisfy the stockholder approval requirement for the Plan of Liquidation and the sale of all or substantially all of the Company’s assets and dissolution in connection therewith under the Maryland General Corporation Law (the “MGCL”), the charter of the Company (the “Charter”) and the Bylaws of the Company (the “Bylaws”).

This constitutes notice of stockholder action taken by less than unanimous consent under Section 2-505 of the MGCL, the Charter and the Bylaws. Holders of Shares will not have appraisal rights in connection with the Plan of Liquidation or the transactions contemplated thereby.

A copy of the Plan of Liquidation and the Company’s consent solicitation providing additional information regarding the Plan of Liquidation and the transactions contemplated thereby were provided to the Company’s stockholders on or about August 7, 2020.

The following illustrates the anticipated timing for implementing the Plan of Liquidation, although there is no assurance that such actions will be taken within the time periods in the table below or at all.

Sequence of Events	Event Activity	Possible Timing
1	Properties marketed for sale	October 2020
2	Properties enter into contracts to be sold	Q4 2020, Q1 2021 or Q2 2021
3	Property sales close[1]	Q1 2021, Q2 2021 or Q3 2021
4	Unsecured bank loan repaid from property sales proceeds	Q3 2021 or Q4 2021
5	Net remaining sales proceeds, if any, distributed to stockholders	Q3 2021 or Q4 2021
6	Company dissolved	Q3 2021 or Q4 2021

1 There is no certainty that the Company will be able to sell its assets. Further, any asset sales may not result in sufficient sales proceeds to fully repay the unsecured bank loan. Failure to repay the unsecured bank loan in full could result in stockholders not receiving any liquidating distribution.

If you have any questions concerning the Plan of Liquidation or the transactions contemplated thereby, please call the Company at (855) 742-4862.

By Order of the Board of Directors,

/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer and Secretary

Newport Beach, California

September 16, 2020